Exhibit 99.1

Orbotech Ltd. Announces Strategic Capital Market Transactions

to Enhance Balance Sheet Flexibility

•	Proceeds from new $110 million UK term debt facility and recent share offering to be used to retire the balance of the Company’s 2014 Credit Agreement

•	Net impact to earnings per share expected to be accretive due to substantial interest savings

•	Significant reduction in secured assets enhances strength and flexibility of the balance sheet

June 13, 2016, YAVNE, ISRAEL – ORBOTECH LTD. (the “Company” or “Orbotech”) (NASDAQ/GSM SYMBOL: ORBK) announced today that it has successfully repositioned its debt structure through a series of transactions.

On June 9, 2016 the Company conducted a public share offering of 3,850,000 ordinary shares. On June 13, 2016 the Company entered into a new term and revolving debt agreement in the UK in the amounts of $110 million and $15 million, respectively. The net proceeds from the offering (approximately $100 million) combined with the proceeds of the UK term debt agreement will be used to retire the entire outstanding balance of the Company’s 2014 Credit Agreement in the amount of $202 million. The revolving debt facility is available for working capital purposes in the Company’s semiconductor device business, if needed. All of these transactions are expected to close by the end of the second calendar quarter; accordingly, the Company expects to record a one-time charge in the second quarter of approximately $6.2 million associated with the retirement of the 2014 Credit Agreement.

“We are very pleased to have successfully executed this series of financing transactions which, we believe, will immediately increase shareholder value. The significant reduction in interest expense, net of the shares issued, is expected to be accretive to earnings per share on both pro forma and prospective bases,” stated Ran Bareket, the Company’s Chief Financial Officer. “The reduction in both interest expense and leverage on our balance sheet is considerable. In addition, the new debt agreement is secured only by the assets of the Company’s SPTS subsidiaries, whereas our previous Credit Agreement was secured by Company assets worldwide. As a result, we have substantially improved the strength of our balance sheet, seized upon current favorable conditions in the capital markets and enhanced operating flexibility for future growth opportunities.”

The terms of the new UK debt agreement were filed separately on Form 6-K with the Securities and Exchange Commission on June 13, 2016.

About Orbotech Ltd.

Orbotech Ltd. (NASDAQ/GSM: ORBK) is a global innovator of enabling technologies used in the manufacture of the world’s most sophisticated consumer and industrial products throughout the electronics and adjacent industries. The Company is a leading provider of yield enhancement and production solutions for electronics reading, writing and connecting, used by manufacturers of printed circuit boards, flat panel displays, advanced packaging, micro-electro-mechanical systems and other electronic components. Virtually every electronic device in the world is produced using Orbotech systems.

Forward-Looking Statements

This press release includes or incorporates by reference certain statements that constitute forward-looking statements within the meaning of the U.S. Private Securities Litigation Reform Act of 1995. These statements relate to, among other things, future prospects, developments and business strategies and involve certain risks and uncertainties, and are identified by words such as “anticipate,” “believe,” “could,” “will,” “plan,” “expect” and “would” and similar terms and phrases, including references to assumptions. These forward-looking statements are made based on management’s expectations and beliefs concerning future events affecting Orbotech and are subject to uncertainties and factors relating to Orbotech’s operations and business environment, all of which are difficult to predict and many of which are beyond the Company’s control. Many factors could cause the actual results to differ materially from those projected including, without limitation, cyclicality in the industries in which the Company operates, the Company’s production capacity, timing and occurrence of product acceptance (the Company defines “bookings” and “backlog” as purchase arrangements with customers that are based on mutually agreed terms, which, in some cases for bookings and backlog, may still be subject to completion of written documentation and may be changed or cancelled by the customer, often without penalty), fluctuations in product mix, worldwide economic conditions generally, especially in the industries in which the Company operates, the timing and strength of product and service offerings by the Company and its competitors, changes in business or pricing strategies, changes in the prevailing political and regulatory framework in which the relevant parties operate or in economic or technological trends or conditions, including currency fluctuations, inflation and consumer confidence, on a global, regional or national basis, the level of consumer demand for sophisticated devices such as smartphones, tablets and other electronic devices as well as automobiles, the Company’s global operations and its ability to comply with varying legal, regulatory, exchange, tax and customs regimes, the Company’s ability to achieve strategic initiatives, including related to its acquisition strategy, the Company’s debt and corporate financing activities, the final timing and outcome (each, expected in mid-to-late 2016), and impact of the criminal matter and ongoing investigation in Korea, including any impact on existing or future business opportunities in Korea and elsewhere, any civil actions related to the Korean matter brought by third parties, including the Company’s customers, which may result in monetary judgments or settlements, expenses associated with the Korean matter, ongoing or increased hostilities in Israel and the surrounding areas, and other risks detailed in the Company’s SEC reports, including the Company’s Annual Report on Form 20-F for the year ended December 31, 2015, and subsequent SEC filings. As a result of all of the foregoing, the forward looking events discussed in this press release might not occur and our actual results may differ materially from those anticipated in the forward looking statements. Accordingly, you should not unduly rely on any forward looking statements. The Company assumes no obligation to update the information in this press release to reflect new information, future events or otherwise, except as required by law. New factors emerge from time to time, and it is not possible for us to predict all of these factors. Further, we cannot assess the impact of each such factor on our business or the extent to which any factor, or combination of factors, may cause actual results to be materially different from those contained in any forward looking statement.

For further information, please contact:

Ran Bareket

Corporate Vice President and Chief Financial Officer

Orbotech Ltd.

Tel: +972-8-942-3638

Ran-B@orbotech.com

Tally Kaplan Porat

Head of Corporate Marketing

Orbotech Ltd.

Tel: +972-8-942-3603

Tally-Ka@orbotech.com